1585 Broadway
New York, NY 10036-8299
Telephone 212.969.3000
Fax 212.969.2900

PROSKAUER ROSE LLP

Yuval Tal
Member of the Firm

Direct Dial 212.969.3018
ytal@proskauer.com

June 12, 2007

**VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER**

John Reynolds, Esq.
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

      Re: Advanced Technology Acquisition Corp. -
             Registration Statement on Form S-1, File No. 333-137863

Dear Mr. Reynolds:

        Reference is made to the comments of the Staff of the Securities and Exchange Commission (the "Commission") with respect to the above referenced Registration Statement on Form S-1 (the "Registration Statement") of Advanced Technology Acquisition Corp., a Delaware corporation (the "Company"), in your letter dated June 8, 2007 (the "Comment Letter").

        I am writing to respond to the comments and to indicate the changes we propos to be made in Amendment No. 6 to the Registration Statement that will ultimately be filed with the Commission. The attached marked pages show the changes made since our response letter dated June 4, 2007.

        For your convenience, your comments are set forth in this letter, followed by our responses. The page numbers listed in our responses below track the page numbers in Amendment No. 6.

General

1. *We note your response to comment one of our letter dated May 31, 2007. Your previous response was a detailed
    explanation as to how shareholders who convert could receive more than the current offering price. Please revise to
    provide similar detail.*

    The Company has revised the Registration Statement in response to this comment by adding the text on page 49.

2. *We note your response to comment two of our letter dated May 31, 2007. Our previous comment meant to seek
    clarification as to whether shareholders who desired conversion could attend and vote "at" the meeting since they
    had to remit their shares prior to the meeting. Your proposed disclosure is still not clear as to this process. You
    disclose that there are "other procedures" that you may reasonably establish. Please revise to clarify if those
    "other procedures" could present hurdles for shareholders wishing to convert their shares. Please revise to define
    the term "promptly" as it is used to define when shareholders have to tender their certificates. Also, please
    reconcile the disclosure that shareholders have to confirm that they will hold the shares until the closing of the
    business combination and the disclosure that if the business combination is not completed they will have their
    shares returned. Clarify how you would come into possession of the share certificates if they are held by
    shareholders until closing.*

    The Company has revised the Registration Statement in response to this comment by adding the text on pages 47-
    49.

3. *In connection with the preceding comment, we also note the disclosure that "no later than the stockholder meeting,
    the written instruction stating that the stockholder wishes to convert his or her shares ..." Please revise to clarify if
    that means you will not provide for conversion election on the proxy card you will send out to solicit votes.*

    The Company's response to Comment #3 is incorporated into the text added on pages 47-49 in response to
    Comment #2.

4. *We note your response to comment three of our letter dated May 31, 2007. We also note that the amount of securities to be issued privately has changed since you filed the initial registration statement. In addition, we note the disclosure that:*

> *"The initial stockholders will fund the remainder of the purchase price ... by ... borrowing funds or otherwise financing such transactions. In the event that any initial shareholder elects to borrow additional funds from third parties to purchase their share of the remaining founder shares ...."*

Please explain the reference to "founder shares." In addition, please disclose the principal terms of other borrowings or financing that any of the initial shareholders have entered into or are likely to enter into with third parties and file such agreements as exhibits. Please disclose whether such loans or financing will be secured by a pledge of the securities or if the terms of the agreement will include transfers of the securities to a third parties to satisfy the loans. As this is a private placement that is taking place during a period of general solicitation, please revise to clarify, as applicable, how these third parties or non-founders are able to participate in this private placement by making loans or financing arrangements to founders for their purchase.

The Company has revised the language on the cover page and pages 5, 41, 55, 69, 74 and II-4 to remove references to third parties because the initial stockholders will not borrow any money from third parties to purchase the founder warrants, and will make such purchase with their own funds, other than the funds to be borrowed from the underwriters.

In addition, the Company has revised the Registration Statement to reflect (i) certain comments by the underwriters with respect to the NASD Conduct Rules on pages 77 and 78, and (ii) certain other miscellaneous comments as reflected in the attached pages.

* * * * * *

       We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Yuval Tal

Yuval Tal

Enclosures

cc: Duc Dang, Esq. (SEC)
       Moshe Bar-Niv (Advanced Technology Acquisition Corp.)
       Kenneth R. Koch, Esq. (Mintz Levin)